UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     May                    , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 22, 2008	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA, Tbk.
NOTICE
ANNUAL GENERAL MEETING OF SHAREHOLDERS 2008
(No.108/PR110/COM-10/2008)
Pursuant to Article 19, Article of Association of Perusahaan Perseroan (Persero) PT. Telekomunikasi Indonesia, Tbk, herein after abbreviated as PT Telkom Indonesia, further referred to as the “Company”, herewith announce to the Shareholders that the Company is to hold the Annual General Meeting of Shareholders (AGMS) 2008 on:

Day / Date	:	Friday, June 20, 2008.
Time	:	14.00 Jakarta Time
Place	:	Aula Pangeran Kuningan Gedung Grha Citra Caraka Jl. Gatot Subroto No.52 Jakarta 12710
Those eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on June 4, 2008
According to the paragraph 4, article 21 of the Company’s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by May 29, 2008.
Invitation for the Shareholder Meeting shall be announced on June 5, 2008.
Bandung, May 22, 2008

PT Telkom Indonesia, Tbk Board of Directors